Exhibit 2.1

Execution Version

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

by and among

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

WTMA MERGER SUBSIDIARY CORP.,

and

WaveTech Group, INC.

dated as of March 24, 2023

Amendment to AGREEMENT AND PLAN OF MERGER

This Amendment to Agreement And Plan Of Merger, dated as of March 24, 2023 (this “Agreement”), is made and entered into by and among Welsbach Technology Metals Acquisition Corp., a Delaware corporation (“Acquiror”), WTMA Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”) and WaveTech Group, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined shall have the meanings given to them in the Existing Merger Agreement (as defined below).

RECITALS

Whereas, the Acquiror, the Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated October 31, 2022 (the “Existing Merger Agreement”);

Whereas, pursuant to section 9.1 (Conditions to Obligations of Acquiror, Merger Sub and the Company) of the Existing Merger Agreement, the obligations of the Acquiror, the Merger Sub and the Company to consummate, or cause to be consummated, the Merger, is subject to, among others, the satisfaction of the conditions set out in therein, including, sections 9.1(a), (c) and (e) and 9.3(c) (the “Conditions to be Extended”);

Whereas, pursuant to section 11.2 (Waiver) of the Existing Merger Agreement, the parties thereto may, at any time prior to the Closing, extend the time for the performance of the obligations or acts of the other parties thereto in an instrument in writing signed by the party granting such extension (the “Merger Extension”);

Whereas, pursuant to section 7.5 (Acquiror Conduct of Business) Acquiror is required to seek consent from Company for certain transactions, which shall not be unreasonably withheld, delayed or conditioned by Company (the “Company Consents”);

Whereas, the Acquiror is soliciting its shareholders for their consent to extend the Acquiror’s date by which it must consummate a business combination (the “Acquiror Extension”), the Trust Agreement and the Governing Documents of Acquiror will be amended, and additional extension notes will be issued by the Acquiror to its sponsor pursuant to Article Fifth, Section G of the Governing Documents, as set out in the Acquiror’s proxy statement filed with the Securities Exchange Commission and attached hereto as Annex A;

Whereas, pursuant to section 11.11 (Amendments) of the Existing Merger Agreement, the Existing Merger Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed in the same manner the Existing Merger Agreement and which makes reference to the Existing Merger Agreement; and

Whereas, the parties hereto desire to enter into this Agreement to amend the terms of the Existing Merger Agreement as set forth herein so as to, among others, grant the Merger Extension of the Conditions to be Extended;

Now, Therefore, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

1.	Section 10.1(f) (Termination) of the Existing Merger Agreement shall be amended and restated in its entirety and be superseded and replaced with the following:

“prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before up to April 30, 2023 (the “Agreement End Date”), unless Acquiror is in material breach hereof;”

2.	Except as expressly provided herein: (i) no terms or provisions of the Existing Merger Agreement are modified or changed by this Agreement and (ii) the terms and provisions of the Existing Merger Agreement shall continue in full force and effect. The Existing Merger Agreement and this Agreement shall be read and construed together and be deemed to constitute one and the same agreement and all references in the Existing Merger Agreement and this Agreement to this “Agreement” shall, with effect from and including the date hereof, be read as a reference to the Existing Merger Agreement as amended by this Agreement.

3.	For the avoidance of doubt, by signing this Agreement, each party hereto agrees that the time for performance and satisfaction of the Conditions to be Extended shall be extended accordingly to up to April 30, 2023, subject to the Acquiror extending its time to consummate a business combination in connection with its Organizational Documents and the Trust Agreement, as amended for the Acquiror Extension.

4.	Company Consents to the amendments to the Trust Agreement and Acquiror Organizational Documents in connection with the Acquiror Extension and the issuance of Indebtedness in connection with the Acquiror Extension.

5.	Sections 11.2 (Waiver), 11.3 (Notices), 11.4 (Assignment), 11.5 (Rights of Third Parties), 11.7 (Governing Law), 11.8 (Headings; Counterparts; Electronic Delivery), 11.10 (Entire Agreement), 11.11 (Amendments), 11.13 (Severability), 11.14 (Jurisdiction; Waiver of Jury Trial), 11.15 (Enforcement) , 11.16 (Non-Recourse) and 11.18 (Conflicts and Privilege) of the Existing Merger Agreement shall apply mutatis mutandis to this Agreement.

6.	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

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In Witness Whereof the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Daniel Mamadou
	Name:	Daniel Mamadou
	Title:	Chief Executive Officer

WTMA Merger Subsidiary Corp.

By:	/s/ Christopher Clower
	Name:	Christopher Clower
	Title:	Director

WaveTech Group, Inc.

By:	/s/ Dag Arild Valand
	Name:	Dag Arild Valand
	Title:	Chief Executive Officer

Annex A

Proxy Statement